May 9, 2019

Don Wallette, Jr.
Executive Vice President and Chief Financial Officer
ConocoPhillips
925 N. Eldridge Parkway
Houston, TX 77079

       Re: ConocoPhillips
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 19, 2019
           File No. 001-32395

Dear Mr. Wallette:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements and Supplementary Data
Oil and Gas Operations (Unaudited)
Reserves Governance, page 153

1. Expand the disclosure of the internal controls used in the preparation of the Company's reserves estimates to include the qualifications of the technical person within DeGolyer and MacNaughton primarily responsible for overseeing the report included as Exhibit 99 to the Form 10-K for the fiscal year ended December 31, 2018. Refer to
Item 1202(a)(7)
      of Regulation S-K.
Proved Reserves
Natural Gas, page 159

2. The disclosure on page 160 indicates the natural gas production figures used in the reconciliation of the changes in total proved reserves includes gas consumed in production
 Don Wallette, Jr.
FirstName LastNameDon Wallette, Jr.
ConocoPhillips
Comapany NameConocoPhillips
May 9, 2019
May 9, 2019 Page 2
Page 2
FirstName LastName
         operations. If the amount of natural gas production consumed in operations is material, expand your discussion to separately disclose the net quantities of such production so that the inconsistency with the gas production figures provided elsewhere in your filing is reconciled.
3. If the proved reserves disclosed in your filing include material amounts of natural gas consumed in operations, expand your disclosure to clarify the net amounts of such reserves. Refer to FASC ASC 932-235-50-10.
Proved Undeveloped Reserves, page 164

4. Your discussion of the changes that occurred due to revisions appears to indicate that the downward revisions due to changes in development timing were partially offset by positive changes due to higher prices. To the extent that two or more unrelated factors are combined to arrive at a change in the net quantities, your disclosure should separately identify and quantify each individual factor so that the change in net quantities of reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b)
         of Regulation S-K. This comment also applies to the comparable discussion, presented elsewhere in your filing, of the changes in net quantities of total proved reserves for each of the annual periods presented. Refer to FASB ASC 932-235-50-5.
5. Your disclosure indicates that you transferred a material amount of proved undeveloped reserves to developed reserves during the year. Expand your disclosure to include a discussion of the progress made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K. Acreage at December 31, 2018, page 173

6. Expand your disclosure to provide the expiration dates relating to material concentrations of your undeveloped acreage. Refer to Item 1208(b) of Regulation S-K. Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserve Quantities, page 176

7. Expand your disclosure to explain the circumstances supporting the disclosure of negative undiscounted future net cash flows for Alaska and Canada in the presentation of the standardized measure of discounted future net cash flows for the fiscal year ending
         December 31, 2016. Refer to the disclosure requirements under FASB ASC 932-235-50-
         36 and the definition for proved reserves under Rule 4-10(a)(22) of Regulation S-X, respectively.
 Don Wallette, Jr.
ConocoPhillips
May 9, 2019
Page 3


8. If the proved reserves disclosed in your filing include material amounts of natural gas consumed in operations, expand your disclosure to explain how these reserves were accounted for in the calculation of the standardized measure of discounted future net cash flows. Refer to FASB ASC 932-235-36.
Index to Exhibits
Exhibit Number 99, page 199

9. The report prepared by the third party petroleum engineering firm does not appear to address all of the requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserves reports to address the following points.

             The reserves report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange
             Commission (Item 1202(a)(8)(i)).

             The reserves report should include the date on which the report was completed (Item
             1202(a)(8)(ii)).

             The reserves report should include statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or me at (202)
551-3489 with any questions.



FirstName LastNameDon Wallette, Jr.                            Sincerely,
Comapany NameConocoPhillips
                                                               Division of
Corporation Finance
May 9, 2019 Page 3                                             Office of
Natural Resources
FirstName LastName